EXHIBIT 99-1

CONTACT:
  Richard Becht
  (716) 655-3800


FOR IMMEDIATE RELEASE


            ACME ELECTRIC CORPORATION BEGINS TRADING ON NASDAQ


     EAST AURORA, N.Y., October 4, 1999 -- Acme Electric Corporation (NASDAQ:ACEE) stated today that it will commence trading under the symbol "ACEE" on the NASDAQ National Market ("NASDAQ") on October 7, 1999.

     The move from The New York Stock Exchange ("NYSE"), where Acme Electric had traded under the symbol "ACE," was made in response to the NYSE's decision to raise the standards for listing requirements with regard to several hundred smaller companies that did not comply with the new requirements for continued listing.

     Robert J. McKenna, Chairman and Chief Executive Officer of Acme Electric, stated, "We are pleased to be included among the rapidly growing companies of the NASDAQ stock market system and fully expect a smooth transition."

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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